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ROLLING THUNDER EXPLORATION LTD.

STOCK OPTION PLAN

1.

The Plan

A stock option plan (the "Plan") pursuant to which options to purchase Class A Common Shares, or such other shares as may be substituted therefor ("Shares") in the capital stock of Rolling Thunder Exploration Ltd. (the "Corporation") may be granted to the directors, officers and employees of, and to consultants retained by, the Corporation or any of its subsidiaries or affiliates is hereby established on the terms and conditions herein set forth.

2.

Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of, and consultants retained by, the Corporation or any of its subsidiaries or affiliates to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation or any of its subsidiaries or affiliates, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates.

3.

Administration

(a)

This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan.  All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation.  Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder ("Options") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.  Initially, the form of agreement shall be in the form attached hereto as Exhibit "A", subject to such changes and amendments to the terms and conditions thereof as the Board or the President may approve from time to time, with execution of an option agreement by an officer of the Corporation to constitute conclusive evidence as to the approval of all such terms and conditions.

4.

Shares Subject to Plan

(a)

Subject to Section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.  Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)

The aggregate number of Shares reserved for issuance under this Plan shall be equal to 10% of the total number of Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6.

Eligibility and Participation

(a)

The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)

directors of the Corporation or any of its subsidiaries or affiliates;

(ii)

officers of the Corporation or any of its subsidiaries or affiliates;

(iii)

employees of the Corporation or any of its subsidiaries or affiliates;  and

(iv)

consultants retained by the Corporation or any of its subsidiaries or affiliates, provided such consultants have performed and/or continue to perform services for the Corporation or any of its subsidiaries or affiliates on an ongoing basis or are expected to provide a service of value to the Corporation or any of its subsidiaries or affiliates;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)

The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c)

Options will not be granted to an officer, employee or consultant of the Corporation, unless such Participant is a bona fide officer, employee or consultant of the Corporation.

7.

Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed.  In addition, the exercise price of an Option must be paid in cash.  Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

8.

Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that:

(a)

the aggregate number of Shares reserved for issuance under this Plan, together with any other security based compensation arrangement of the Corporation, shall not, at the time of grant, exceed 10% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold;

(b)

the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed 2% in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold; and

(c)

the Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9.

Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, and subject to Sections 11, 12 and 16 below, provided that:

(a)

no Option shall be exercisable for a period exceeding 5 years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board, and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding 10 years from the date the Option is granted;

(b)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)

the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)

any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.

Method of Exercise of Option

(a)

Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

(b)

Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)

Any Participant (or the Participant's legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)

a written notice expressing the intention of such Participant (or the Participant's legal, personal representative) to exercise the Participant's Option and specifying the number of Shares in respect of which the Option is exercised;  and

(ii)

a cash payment, cheque or bank draft, representing the full  purchase price of the Shares in respect of which the Option is exercised.

(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or the Participant's legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or the Participant's legal, personal representative) shall have then paid for.

(e)

Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference between the exercise price of the Option and the closing price of the Shares on the stock exchange on which the Shares are then listed.  The Board has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e).  If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10(c) or (ii) retract the request to exercise such Option.

11.

Ceasing to be a Director, Officer, Employee or Consultant

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, if any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason other than death or permanent disability of the Participant, the Option granted to the Participant will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and 90 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation.  An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be.

12.

Death and Permanent Disability of a Participant

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, in the event of the death or permanent disability of a Participant, any Option previously granted to the Participant shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then only:

(a)

by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law;  and

(b)

to the extent that the Participant was entitled to exercise the Option as at the date of the Participant's death or permanent disability.

13.

Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14.

Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.

Adjustments

(a)

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b)

Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

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16.

Change of Control

Notwithstanding the provisions of section 10, or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise in whole or in part the Options granted to such Participant hereunder either during the term of the Option or within 90 days after the date of sale or change of control, whichever first occurs.

For the purpose of this Plan change of control of the Corporation means and shall be deemed to have occurred if and when:

(a)

the acceptance by the holders of Shares of the Corporation, representing in the aggregate of more than 35% of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b)

the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 35% of the combined voting rights of the Corporation's then outstanding Shares, inclusive of the Shares that would be outstanding on the full exercise of all rights to Shares that would be outstanding on the full exercise of the rights to Shares; or

(c)

the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as that which existed prior to the re-arrangement); or

(e)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest, for or an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

17.

Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferrable and non-assignable unless specifically provided herein.  During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18.

Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan.  The Board may also at any time amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19.

Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20.

Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21.

Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22.

Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta, Attention:  The President; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23.

Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

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Exhibit "A"

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [Date following the fourth month of the date of grant of the option].

OPTION AGREEMENT

This Agreement dated the · day of ·, 200·,

B E T W E E N:

ROLLING THUNDER EXPLORATION LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter called the "Corporation"),

- and -

·, of the City of Calgary, in the Province of Alberta (hereinafter called the "Participant")

WHEREAS the Participant is a director, officer, employee of, or consultant retained by, the Corporation or any of its subsidiaries or affiliates and has been designated by the Corporation as eligible to participate in the Rolling Thunder Exploration Ltd. Stock Option Plan (the "Plan");

AND WHEREAS the Corporation desires to grant to the Participant an option to purchase Common Shares of the Corporation (the "Shares") in accordance with the terms of the Plan;

NOW THEREFORE THIS AGREEMENT WITNESSETH that the parties hereto agree as follows:

1.

The Corporation hereby grants to the Participant an irrevocable option (the "Option") to purchase all or any part of · Shares at a price of $· per share, subject to the terms and conditions set forth herein.

2.

The Option expires and terminates at 5:00 p.m. (Calgary time) on the day (the "Expiry Date") that is the earlier of (i) the 5th anniversary of the date hereof and (ii) the dates determined by Sections 6 and 7 below.

3.

Subject to the more specific provisions of the Stock Option Plan, the Shares optioned under this Agreement shall vest [immediately or ·].

4.

Except as provided in Sections 6 and 7 below, the Option may only be exercised while the Participant is a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.  The Participant (or the Participant's legal or personal representative) may exercise the Option by delivering to the Corporation, at its principal office in Calgary, Alberta:

(a)

a written notice expressing the intention to exercise the Option and specifying the number of Shares in respect of which the Option is exercised;

(b)

a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised; and

(c)

in the event that the Option is exercised in accordance with this Agreement by persons other than the Participant, proof satisfactory to the Corporation of the right of such persons to exercise the Option.

Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Option equal to the difference between the exercise price of the Option and the closing price of the Shares on the stock exchange on which the Shares are then listed.  The Board of Directors of the Corporation has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant hereto.  If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 4(a), (b) and (c) or (ii) retract the request to exercise such Option

5.

Upon the exercise of the Option as aforesaid, the Corporation shall employ its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the Participant (or the Participant's legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or the Participant's legal, personal representative) shall have then paid for.

6.

If the Participant shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, the Option granted herein shall expire and terminate at 5:00 p.m. (Calgary time) on the day that is the earlier of the (i) 90th day after the date the Participant ceases to be a director, officer or employee of the Corporation and (ii) the 5th anniversary of the date hereof.

7.

In the event of the death or permanent disability of the Participant, the Option shall be exercisable until 5:00 p.m. (Calgary time) on the day that is the earlier of (i) 12 months after the date of death or permanent disability of the Participant and (ii) the 5th anniversary of the date hereof, and then, only:

(a)

by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)

to the extent that the Participant was entitled to exercise the Option as at the date of the Participant's death or permanent disability.

8.

The Participant acknowledges and agrees that neither the selection of the Participant as a Participant under the Plan nor the granting of the Option hereunder shall: (i) confer upon the Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be.  The Participant further acknowledges and agrees that this Agreement and the Option granted hereby shall in no way constitute the basis for a claim for damages by the Participant against the Corporation in the event of the termination of the employment of the Participant with the Corporation or any of its subsidiaries or affiliates for any reason whatsoever, including the Participant's wrongful dismissal, and the Participant hereby releases and forever discharges the Corporation from all claims and rights of action for damages whatsoever based upon or arising out of this Agreement and the Option.

9.

The Participant shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of the Option until such Shares have been paid for in full and issued to the Participant.

10.

The number of Shares deliverable upon the exercise of the Option shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation prior to the Expiry Date, without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Option and to prevent its dilution or enlargement.  Adjustments under this Section 10 shall be made by the board of directors of the Corporation (or by such committee or persons as may be delegated such authority pursuant to the Plan), whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be issued on any such adjustment.

11.

The Option and all benefits and rights accruing to the Participant hereunder shall not be transferrable or assignable unless specifically provided herein.  During the lifetime of the Participant the Option granted hereunder may only be exercised by the Participant as herein provided and in the event of the death of the Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

12.

The Participant acknowledges and agrees that the Board may, at any time, suspend or terminate the Plan.  The Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of the Option granted herein.

13.

The obligation of the Corporation to issue and deliver Shares on the exercise of the Option in accordance with the terms and conditions of this Agreement is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Shares cannot be issued to the Participant upon the exercise of the Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of the Option will be returned to the Participant as soon as practicable.

14.

The Participant acknowledges to have read and understood the Plan and the Participant and the Corporation agree that all provisions thereof apply to the parties hereto and to this Agreement with the same effect as if such provisions were set out in this Agreement.

15.

Time shall be of the essence of this Agreement.

16.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

ROLLING THUNDER EXPLORATION LTD.

Per:

SIGNED, SEALED AND DELIVERED

in the presence of:

_________________________

_____________________________

Witness

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